Exhibit 99.4

December 15, 2015

Sprott Asset Management LP
Sprott Asset Management Gold Bid LP
Sprott Asset Management Silver Bid LP
200 Bay Street, Suite 2700
Royal Bank Plaza, South Tower
Toronto, ON M5J 2J1

- and to -

Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON, L9G 3P2

Dear Sirs/Mesdames:

Re:	Central GoldTrust Silver Bullion Trust

We refer to the definitive agreement (the “Definitive Agreement”) dated November 26, 2015 among Central GoldTrust (“CGT”), Silver Bullion Trust (“SBT”), their administrators and Purpose Investments Inc. (“Purpose”) and to the offers made by Sprott Asset Management Gold Bid LP and Sprott Asset Management Silver Bid LP to acquire the units of CGT and SBT, respectively. We also refer to correspondence from counsel to Purpose to counsel to the trustees of CGT dated December 11, 2015 (the “Purpose Letter”)                 [                                                                                                                                                                                                            ]  in respect of certain matters relating to their transactions. In order to avoid further similar correspondence and actions by the parties and come to a resolution as to how the parties will proceed going forward, the parties hereto hereby agree as follows:

1.	Purpose hereby terminates the Definitive Agreement with respect to the CGT Transaction pursuant to Section 7.1(g) thereof (the “Termination”) including for the matters outlined in the Purpose Letter and shall immediately provide notice of such Termination to Central Gold Managers Inc. CGT and Purpose shall have no further obligations or liabilities to each other thereunder.

2.	CGT acknowledges and accepts the Termination and, in lieu of the payments pursuant to Section 10.2(e) of the Definitive Agreement, hereby agrees to promptly reimburse Purpose for all its expenses (including legal and other expenses) up to and including the date hereof relating to the CGT Transaction in an amount not exceeding CAD200,000 plus HST, promptly upon presentation of invoices relating thereto and further that Purpose shall have no liability under the Definitive Agreement or otherwise for any costs or expenses relating to the CGT Transaction.

3.

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4.	Provided the other covenants contained herein are complied with by the parties, neither Sprott Asset Management LP, Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP nor any of their affiliates or associates (the “Sprott Parties”), nor CGT (including its trustees), on the one hand, nor Purpose (or any of its affiliates or associates), on the other, shall threaten or commence, or participate in or assist any third party with (for greater certainty, this does not limit or restrict the parties from pursuing any claims against unrelated third parties), any claim, proceeding or lawsuit, civil, regulatory, governmental or otherwise, in Canada or the United States or anywhere else against the other (or any constituent party thereof) relating to the Definitive Agreement and/or the transactions that are the subject matter hereof, including Sprott Asset Management Gold Bid LP’s offer to acquire units of CGT including, for greater certainty, the related merger transaction (the “Gold Offer”), Sprott Asset Management Silver Bid LP’s offer to acquire units of SBT including, for greater certainty, the related merger transaction (together with the Sprott Gold Offer, the “Offers”), the CGT Transaction and the SBT Transaction (collectively, “Claims”). For greater certainty, nothing herein restricts the rights of CGT, if any, as against the trustees or their advisors involved in the actions of CGT up to the exercise of the powers of attorney on December 7, 2015.

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5.	Unless otherwise required by law, each of the parties hereto agrees that this agreement and the provisions hereof shall be kept confidential and not disclosed to any other person or entity. The parties acknowledge that Sprott Asset Management LP, Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP and CGT will be required to disclose the existence and material terms of this agreement pursuant to applicable securities laws and that Purpose may prepare a press release relating to the termination of the CGT Transaction and its commitment to the SBT Transaction.

6.	This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

If you are in agreement with the provisions of this agreement, please signify your acceptance by executing and returning a copy to us.

Yours very truly,

PURPOSE INVESTMENTS INC.

By:	(signed) “Som Seif”
Som Seif
President and Chief Executive Officer

Agreed to and accepted.

SPROTT ASSET MANAGEMENT LP
by its General Partner SPROTT ASSET
MANAGEMENT GP INC.

By:	(signed) “John Wilson”
John Wilson
Chief Executive Officer

SPROTT ASSET MANAGEMENT GOLD
BID LP by its General Partner SPROTT
ASSET MANAGEMENT GOLD BID GP INC.

By:	(signed) “John Wilson”
John Wilson
President

SPROTT ASSET MANAGEMENT SILVER
BID LP by its General Partner SPROTT
ASSET MANAGEMENT SILVER BID GP INC.

By:	(signed) “John Wilson”
John Wilson
President

CENTRAL GOLDTRUST

By:	(signed) “Sharon Ranson”
Sharon Ranson
Trustee